Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.
Name of entity Jupiters Limited
ABN 78 010 741 045

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lawrence John Willett
Date of last notice	9 Apr 02

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the Circumstances giving rise to the relevant interest.	Employee Share Plan (Australian Trustees Pty Ltd)
Date of change	14 Oct 02
No. of securities held prior to change	10,000 ordinary shares - direct 500 Reset Preference Shares - indirect
Class	Ordinary Shares
Number acquired	44
Number disposed	-
Value/Consideration Note: If consideration is non- cash, provide details and estimated valuation	$ 249
No. of securities held after change	10,044 ordinary shares 500 Reset Preference Shares
Nature of change Example: on- market trade, off- market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back	On-market

Part 2 - Change of director's interests in contracts
Detail of contract	-
Nature of interest	-
Name of registered holdern (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non- cash, provide details and an estimated valuation	-
Interest after change	-